345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

October 9, 2012

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fushi Copperweld, Inc.

Revised Preliminary Schedule 14A

Filed September 28, 2012

File No. 001-33669

Amended Schedule 13E-3

Filed September 28, 2012 by Fushi Copperweld, Inc. et. al.

File No. 005-46672

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on October 5, 2012. The discussion below sets forth each comment and our response to each.

Revised Preliminary Proxy Statement

Special Factors

Background of the Merger, page 10

1.	We note your response to prior comment 7. Please explain why the parties believed there was a “likelihood of securing favorable terms from CDB for the financing.”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 14 of the Preliminary Proxy Statement Amendment:

On July 14, 2011, Mr. Perkowski, chairman of the Special Committee, met with Mr. Fu, Mr. Wenbing Christopher Wang, the Company’s President, and Mr. Donald Yang, Managing Partner of Abax, to discuss the status of the going private proposal. Among other things, Messrs. Fu and Yang expressed their strong preference to have CDB act as lender in the transaction, and stated ~~that~~ their belief that the ability to work with CDB would be likely to positively impact the price that Mr. Fu and Abax could offer to buy out the unaffiliated stockholders due to the likelihood of securing favorable terms from CDB for the financing, based on Abax’s familiarity with the debt markets in Asia, financing terms generally available for transactions of this type and prior experience with CDB. Mr. Yang also indicated that it was important for the CDB process for Abax’s outside consultants, including accountants and industry experts, to complete their diligence reports on the basis of the additional diligence materials that had been requested in the June 27, 2011 letter.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

2.	We reissue prior comment 11. We note that your revisions do not include any developments between January and March 30 and that you have not described the negotiations for which Weil Gotshal provided updates on three occasions.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 18 of the Preliminary Proxy Statement Amendment:

Between January and April 2012, Mr. Fu and Abax continued to negotiate a definitive debt facility agreement with CDB. On March 30, 2012, April 18, 2012 and April 19, 2012, representatives of Weil Gotshal ~~provided~~ advised representatives of Gibson Dunn ~~with updates on the status of these negotiations and~~ that CDB’s ~~ongoing~~ internal approval process was ongoing. The parties and their representatives did not engage in substantive discussions regarding the proposed transaction or the merger agreement during this period, pending CDB’s internal approval of the debt facility agreement.

Recommendation of the Special Committee and Board of Directors, page 21

The Special Committee, page 21

3.	We reissue prior comment 12. We note that while BAML’s opinion is addressed to a group of security holders that includes the unaffiliated security holders, it also includes affiliated holders, who may have different interests in the transaction.

The Company respectfully advises the Staff that holders of the Company’s shares other than Holdco, Parent, Merger Sub and the Rollover Holders by definition include all security holders unaffiliated with the Company, since Holdco, Parent, Merger Sub, and the Rollover Holders are all affiliated stockholders of the Company and do not include any unaffiliated stockholders. To the extent that “stockholders other than the Holdco, Parent, Merger Sub and the Rollover Holders” may also include one or more affiliated stockholders, the Company respectfully advises the Staff that the consideration to be received by such affiliated stockholders is identical in all respects to the consideration to be received by the unaffiliated stockholders. The Company and each filing person that relies on the BofA Merrill Lynch opinion therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to the unaffiliated holders of the Company’s common stock” and “fairness to stockholders other than Holdco, Parent, Merger Sub and the Rollover Holders” and believe that it is therefore reasonable and appropriate to consider the BofA Merrill Lynch fairness opinion as a material factor in their determination as to the fairness of the transaction to the unaffiliated holders of the Company’s common stock.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 22 of the Preliminary Proxy Statement Amendment:

The Special Committee noted that the opinion of BofA Merrill Lynch addressed fairness with respect to the Company's stockholders other than Holdco, Parent, Merger Sub and the Rollover Holders rather than to the Company's unaffiliated stockholders. The Special Committee also noted that the Company's stockholders other than Holdco, Parent, Merger Sub and the Rollover Holders include all unaffiliated stockholders and, to the extent that the Company's stockholders other than Holdco, Parent, Merger Sub and the Rollover Holders may also include one or more affiliated stockholders, the consideration to be received by such affiliated stockholders is identical in all respects to the consideration to be received by the unaffiliated stockholders. The Special Committee believed that there was no meaningful distinction to be drawn between the concepts of "fairness to the unaffiliated stockholders of the Company" and "fairness to the Company's stockholders other than Holdco, Parent, Merger Sub and the Rollover Holders." As a result, the Special Committee believed that, even though the opinion of BofA Merrill Lynch addressed fairness with respect to the Company's stockholders other than the Rollover Investors rather than to the unaffiliated stockholders directly, it is still reasonable and appropriate to consider the fairness opinion of BofA Merrill Lynch as a material factor in its determination as to the fairness of the transaction to the unaffiliated stockholders of the Company.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 25

4.	We note your response to prior comment 13. In light of your response, revise this section to explain why BAML conducted the “no repatriation” cash flows analysis and why it deemed it material for inclusion in the proxy statement.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 28 of the Preliminary Proxy Statement Amendment:

Although the Special Committee believed that a scenario in which no repatriation costs existed was highly unlikely, BofA Merrill Lynch considered this scenario for purposes of its discounted cash flow analysis to demonstrate the magnitude of the effect of the potential repatriation penalty.

5.	We note the revisions made in response to prior comment 15. Please revise your new disclosure to provide the results of the analyses conducted in May 2011.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following changes on page 30 of the Preliminary Proxy Statement Amendment:

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

Preliminary Financial Analyses

The types of preliminary financial analyses presented by BofA Merrill Lynch to the Special Committee on May 5, 2011 were generally similar to those contained in BofA Merrill Lynch’s final financial presentation to the Special Committee on June 26, 2012 summarized above. However, during the course of the approximate 13 months between these two presentations, BofA Merrill Lynch refined various aspects of its financial analyses, and the Company updated its forecasts of future performance. In addition, certain data used in, and the results of, the preliminary financial analyses may have differed from those in BofA Merrill Lynch’s final financial presentation on June 26, 2012, given, among other factors, the different reference dates used in the presentations for public information, changes in publicly available information and management-prepared projections relating to the Company, market, economic and other conditions, and BofA Merrill Lynch’s evolving understanding of the Company and its business. The preliminary financial analyses provided to the Special Committee by BofA Merrill Lynch on May 5, 2011 did not constitute an opinion of, or recommendation by, BofA Merrill Lynch with respect to a possible transaction or otherwise. The May 5, 2011 presentation was superseded by BofA Merrill Lynch’s final financial presentation to the Special Committee on June 26, 2012.

The following represents a brief summary of the results of the preliminary financial analyses presented by BofA Merrill Lynch to the Special Committee May 5, 2011. The preliminary financial analyses summarized below include information presented in tabular format. In order to fully understand the preliminary financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the preliminary financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the preliminary financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the preliminary financial analyses performed by BofA Merrill Lynch.

Preliminary Historical Share Price Analysis

BofA Merrill Lynch reviewed the range of closing prices of the shares of the Company’s common stock from November 3, 2010 (which was the date of the public announcement that the Company had received the November 2010 Proposal) to May 4, 2011. During this period, the closing price of the Company common stock ranged from $7.61 per share to $10.51 per share, and the volume-weighted average price of the Company common stock was $9.07, compared to the November 3, 2010 offer price of $11.50 per share.

BofA Merrill Lynch also reviewed the range of closing prices of the shares of the Company’s common stock over the 52 week period ending May 4, 2011. During this period, the closing price of the Company common stock ranged from $6.70 per share to $12.29 per share, and the volume-weighted average price of the Company common stock was $9.12, compared to the November 3, 2010 offer price of $11.50 per share.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

Preliminary Present Value of Projected Future Stock Price

BofA Merrill Lynch performed an illustrative analysis of the implied present value of the future price per share of the Company’s common stock, which was similar to the “Present Value of Projected Future Stock Price” analysis described above. BofA Merrill Lynch performed the analysis using a multiple of enterprise value to EBITDA and a NFY earnings per share multiple based on Wall Street estimates and the Company’s then-current stock price. Although it was included in the May 5, 2011 presentation to the Special Committee, BofA Merrill Lynch subsequently deemphasized the enterprise value to EBITDA multiple valuation approach, because in its professional judgment EBITDA was not a reliable valuation metric for the Company. BofA Merrill Lynch calculated the implied values per share of the Company’s common stock for each of the calendar years 2011, 2012, 2013 and 2014 by:

•	applying to the Company’s projected earnings per share based on the Company Forecasts the following NFY earnings per share multiples: (i) 6.9x, based on Wall Street estimates of the Company’s 2011 earnings and its common stock price as of May 4, 2011; and (ii) a “hypothetical recovery P/E multiple” of 10.5x, based on the average of the NFY earnings per share multiples of the Company from May 2007 to September 2008 (prior to beginning of the financial crisis in 2008); and

•	applying an enterprise value to EBITDA multiple of 2.6x based on Wall Street estimates of the Company’s estimated 2011 EBITDA and a calculated enterprise value as of May 4, 2011 to the Company’s estimated EBITDA based on certain financial forecasts relating to the Company prepared by the Company’s management and provided to BofA Merrill Lynch. Future equity value was then calculated using the Company’s projected net cash position based on certain financial forecasts relating to the Company prepared by the Company’s management and provided to BofA Merrill Lynch.

BofA Merrill Lynch then discounted to December 31, 2011 the resulting implied values per share of the Company’s common stock for each of the calendar years 2011, 2012, 2013 and 2014 by assuming a cost of equity for the Company of 14.5%. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the November 3, 2010 offer price:

Implied Per Share Equity Value Reference Ranges Based on
Current Company P/E Multiple	Hypothetical Recovery P/E Multiple	Current Company EV/EBITDA Multiple	November 3, 2010 Offer Price
$6.00 – $8.25	$8.25 – $11.00	$8.25 – $9.75	$11.50

Preliminary Discounted Cash Flow Analysis

BofA Merrill Lynch performed a discounted cash flow analysis of the Company to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Company was forecasted to generate from the third quarter of 2011 through fiscal year 2015 based on certain financial forecasts relating to the Company prepared by the Company’s management and provided to BofA Merrill Lynch. This analysis was similar to the “Discounted Cash Flow Analysis” described above, however, in its May 5, 2011 presentation BofA Merrill Lynch performed the analysis using a terminal EBITDA multiple (in addition to a perpetuity growth rate), an approach which BofA Merrill Lynch subsequently de-emphasized, because in its professional judgment it did not consider EBITDA to be a reliable valuation metric for the Company. In addition, potential repatriation friction costs were not taken into account due to the preliminary nature of the analysis at that time.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

BofA Merrill Lynch calculated terminal values for the Company by applying a perpetuity growth rate, based on its professional judgment, given the nature of the Company, its business and its industry, of negative 0.5% to positive 0.5%. Separately, BofA Merrill Lynch calculated terminal values for the Company by applying terminal forward multiples, based on its professional judgment, given the nature of the Company, its business and its industry, of 2.5x to 3.5x, the Company’s fiscal year 2015 estimated EBITDA. In each case, the stand-alone, unlevered, after-tax free cash flows and terminal values were discounted to June 30, 2011 using discount rates ranging from 11.0% to 13.0%, which were based on an estimate of the Company’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for the Company as compared to the November 3, 2010 offer price:

Implied Per Share Equity Value Reference Ranges Based on
Perpetuity Growth Method	Terminal EBITDA Multiple Metho	November 3, 2010 Offer Price
$13.00 – $15.00	$10.50 – $12.00	$11.50

Preliminary Illustrative Leveraged Buyout Analysis

BofA Merrill Lynch performed a hypothetical leveraged buyout analysis based on certain financial forecasts relating to the Company prepared by the Company’s management and provided to BofA Merrill Lynch to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. BofA Merrill Lynch assumed an illustrative transaction closing date of June 30, 2011. In order to simulate an approximate five-year investment period by a financial sponsor, BofA Merrill Lynch assumed a subsequent exit transaction by the financial sponsor on December 31, 2015 with a valuation based on a range of trailing twelve month EBITDA exit multiples of 2.5x to 5.5x. The implied purchase price per share paid by the financial sponsor was based on a target internal rate of return for the financial sponsor of 15.0% to 25.0%, which BofA Merrill Lynch applied based on its professional judgment as to a reasonable expected internal rate of return for a financial sponsor. This analysis indicated the following approximate implied per share equity value reference ranges for the Company as compared to the November 3, 2010 offer price:

Implied Per Share Equity Value Reference Ranges	November 3, 2010 Offer Price
$9.00 – $11.00	$11.50

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

6.	On a related note, explain why BAML, in revising its approach to the analyses from May 2011 to June 2012, determined that EBITDA was not a reliable valuation metric for the company but in fact used that metric in the analyses conducted in 2012.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 29 of the Preliminary Proxy Statement Amendment:

Although BofA Merrill Lynch did not consider EBITDA to be a reliable valuation metric for the Company, it used an EBITDA exit multiple in performing its hypothetical leveraged buyout analysis, due to the highly leveraged capital structure that would result from a transaction with a financial sponsor.

7.	Given the presentation of the results of the Selected Public Companies analysis in a tabular format, please tell us what consideration you have given to a similar presentation of the disclosure added in response to prior comment 16.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following changes on page 27 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch observed the following data for Coleman Cable, Inc., Lihua International Inc. and Nexans SA~~, respectively: per share equity values of $8.12, $5.45, and $37.50; enterprise values of $441 million, $59 million, and $1,464.3 million; and calendar year 2012 estimated EBITDA of $86.1 million, $85.6 million, and $487.2 million. These statistics resulted in 2012 estimated Enterprise Value / EBITDA multiples of 5.1x, 0.7x, and 3.0x for Coleman Cable, Inc., Lihua International Inc. and Nexans SA, respectively. 2013E Wall St. consensus earnings forecasts and the per share equity values listed above resulted in 2013 estimated Price / Earnings multiples of 4.8x, 2.2x and 6.6x for Coleman Cable, Inc., Lihua International Inc. and Nexans SA, respectively.~~ :

	Coleman Cable, Inc.	Lihua International Inc.	Nexans SA
Per Share Equity Values	$8.12	$5.45	$37.50
Enterprise Values	$441 million	$59 million	$1,464.3 million
CY 2012E EBITDA	$86.1 million	$85.6 million	$487.2 million
2012E EV/EBITDA Multiple	5.1x	0.7x	3.0x
2013E P/E Multiple	4.8x	2.2x	6.6x

8.	We reissue prior comment 16 as it requested that, with respect to the Discounted Cash Flow analysis, you show how that information resulted in the multiples/values disclosed.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following changes on page 28 of the Preliminary Proxy Statement Amendment:

Daniel F. Duchovny

U.S. Securities and Exchange Commission

October 9, 2012

Under the zero repatriation penalty scenario, the discounted cash flow analysis yielded a range of enterprise values of the Company of $270 million to $289 million. BofA Merrill Lynch then calculated a range of equity values of the Company of $467 million to $587 million by adding to the foregoing range of enterprise values $197 million of net cash, based on the Company’s public disclosure as of March 31, 2012. BofA Merrill Lynch then calculated a range of per share equity values for the Company using the foregoing range of equity values and a share count calculated using the treasury stock method assuming 38.299 million shares of common stock outstanding, 0.590 million options with a weighted average strike price of $7.07 and 0.189 million non-vested shares of common stock based on the Company’s public disclosure as of March 31, 2012.

Under the 35% repatriation penalty scenario, the discounted cash flow analysis yielded a range of enterprise values of the Company of $176 million to $253 million. BofA Merrill Lynch then calculated a range of equity values of the Company of $303 million to $380 million by adding to the foregoing range of enterprise values $127 million of net cash, based on the Company’s public disclosure as of March 31, 2012, as effected by a 35% repatriation penalty. BofA Merrill Lynch then calculated a range of per share equity values for the Company using the foregoing range of equity values and a share count calculated using the treasury stock method assuming 38.299 million of common stock outstanding, 0.590 million options with a weighted average strike price of $7.07 and 0.189 million non-vested shares of common stock based on the Company’s public disclosure as of March 31, 2012.

This analysis indicated the following approximate implied per share equity value reference ranges rounded to the nearest $0.25 for the Company as compared to the per share merger consideration…

Cordially,

/s/ David C . Fischer